# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Texas Pacific Land Corp, CIK 0001811074
CUSIP: 88262P102
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 2699 HOWELL STREET, SUITE 800, DALLAS, Texas (TX), 75204
Date of event which requires filing of this statement: 05/05/2026
Filed by CIK 0001056823
Persons authorized to receive notices and communications: Jay Kesslen, 470 Park Ave S, New York, New York (NY), 10016, 646-867-1176

## Reporting persons
- HORIZON KINETICS ASSET MANAGEMENT LLC (CIK 0001056823): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 10,109,933; shared voting power 0; sole dispositive power 10,109,933; shared dispositive power 0; aggregate amount beneficially owned 10,109,933 (14.7% of the class)
  Comment: Horizon Kinetics Asset Management LLC (HKAM) is a Delaware limited liability company and a wholly owned subsidiary of Horizon Kinetics Holding Corporation (HKHC), a Delaware corporation, and manages funds and accounts (Managed Accounts) that hold securities of the Issuer.
  
  The following constitutes Amendment No. 11 to the Schedule 13D filed by the undersigned Amendment No. 11. This Amendment No. 11 amends, supplements and to the extent inconsistent with, supersedes the initial Schedule 13D filed with the Securities and Exchange Commission (the SEC) on April 9, 2026, as amended by Amendment No. 1 filed with the SEC on February 2, 2022, Amendment No. 2 filed with the SEC on January 27, 2023, Amendment No. 3 filed with the SEC on August 1, 2023, Amendment No. 4 filed with the SEC on December 6, 2023, Amendment No. 5 filed with the SEC on February 5, 2024, and Amendment No. 6 filed with the SEC on February 7, 2024, Amendment No. 7 filed with the SEC on February 28, 2024, Amendment No. 8 filed with the SEC on December 18, 2024, Amendment No. No. 9 filed with the SEC on March 26, 2026, Amendment No. 10 filed with the SEC on April 13, 2026 (Amendment No. 10 and, collectively with the initial Schedule 13D filed on January 12, 2021 and each subsequent amendment thereto, the Schedule 13D).
- Horizon Kinetics Holding Corp (CIK 0000088000): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 10,109,933; shared voting power 0; sole dispositive power 10,109,933; aggregate amount beneficially owned 10,109,933 (14.7% of the class)
  Comment: HKHC is the parent company to HKAM, a registered investment adviser. HKHC may be deemed to beneficially own the 10,109,933 shares beneficially owned by HKAM.
  
  HKHC has not entered into any separate transactions in the shares following the filing of Amendment No. 10 other than those listed under Schedule A, which were effectuated by HKAM.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Texas Pacific Land Corp
Address of issuer's principal executive offices: 2699 HOWELL STREET, SUITE 800, DALLAS, Texas (TX), 75204

## Item 2. Identity and Background
Name of person filing:
Item 2 (a) is hereby amended and restated in its entirety to read as follows:

This Schedule 13D is being filed by HKAM, a Delaware limited liability company and wholly owned subsidiary of HKHC, the parent company to HKAM, with respect to the shares of common stock of the Issuer beneficially owned by Managed Accounts.

On May 5, 2026, Peter Doyle, who serves as Co-Chief Executive Officer of HKAM, was elected to the Board of Directors of the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and restated in its entirety to read as follows:

HKAM acquired the securities reported herein on behalf of the Managed Accounts for investment purposes. In the ordinary course of its business, HKAM intends to regularly review its equity interest in the Issuer and may, from time to time, acquire additional shares or other securities of the Issuer. While HKAM has no present intention to dispose of all or any portion of the shares beneficially owned by Managed Accounts, it may sell shares from time to time for a number of reasons, not limited to client requests, regulatory or investment limitations or other reasons. Any such sales of securities of the Issuer may be in the open market, privately negotiated transactions or otherwise.

On May 5, 2026, Peter Doyle, who serves as Co-Chief Executive Officer of HKAM, was elected to the Board of Directors of the Issuer. Additional details are disclosed in Item 6 below and are hereby incorporated by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and restated in its entirety to read as follows:

Percentages calculated herein are based upon the 68,974,429 shares outstanding as of April 30, 2026, as reported in TPL's Form 10-Q filed with the SEC on May 6, 2026.

As of the close of business on May 5, 2026, HKAM beneficially owned 10,109,933 shares of common stock, representing approximately 14.7%.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that HKAM is the beneficial owner of the common stock referred to herein for purposes of Sections 13(d) and or 16 of the Securities Exchange Act of 1934, or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of its pecuniary interest therein.
Number of shares as to which each person has sole or shared power to vote or dispose: HKAM's sole power to vote is 10,109,933 shares.
Transactions in the class effected during the past sixty days: Except as set forth in Schedule A attached hereto as Exhibit 99, neither HKAM or HKHC has effected any transactions in common stock in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except for Managed Accounts, who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, common stock, no other person is known by HKAM or HKHC to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any common stock that may be beneficially owned by HKAM or HKHC.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: n/a

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On May 5, 2026, Texas Pacific Land Corporation, a Delaware corporation (the Company), entered into a Board Representative Agreement (the Agreement) with HKHC and HKAM (together and collectively with their respective affiliates, including the HK Funds (as defined in the Agreement), Horizon). Pursuant to the Agreement, the Company has agreed to, among other things, nominate a designee of Horizon (the HK Designee) for election to the board of directors of the Company (the Board), subject to the approval of the nominating and corporate governance committee of the Board, at the Company's 2026 annual meeting of stockholders (the 2026 Annual Meeting). Pursuant to the Agreement, Peter Doyle has been selected as the HK Designee.

On May 5, 2026, the Board appointed Peter Doyle to the Board, subject to the terms of the full Agreement. Mr. Doyle will stand for re-election at the 2026 Annual Meeting. Mr. Doyle was also appointed to serve on the strategic acquisitions committee of the Board.

The entire Agreement is hereby incorporated by reference.
https://www.sec.gov/ix?doc=/Archives/edgar/data/0001811074/000181107426000033/tpl-20260505.htm

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99 - 60 Day Trading History

## Signatures
- HORIZON KINETICS ASSET MANAGEMENT LLC: /s/Jay Kesslen, Jay Kesslen (05/07/2026)
- Horizon Kinetics Holding Corp: /s/Jay Kesslen, Jay Kesslen, General Counsel (05/07/2026)